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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except Ratio Data)

		Year Ended
	Three Months Ended March 31, 2018
		December 31, 2017	December 31, 2016		December 31, 2015
Earnings:
Income (loss) from Continuing Operations before Taxes	47,061	15,741	(81,119)		(71,241)
Add: Interest Expense	1,261	7,347	20,387		21,641
Add: Lease Interest Estimated based on 1/3 of Lease Rent	125	463	451		454
Less: Capitalized Interest	—	—	—		—
Total Earnings	48,447	23,551	(60,281)		(49,146)

Fixed Charges:
Interest Expense	1,261	7,347	20,387		21,641
Lease Interest Estimated based on 1/3 of Lease Rent	125	463	451		454
Total Fixed Charges	1,386	7,810	20,838		22,095

Ratio of Earnings to Fixed Charges	35.0	3.0	—	(1)	—	(2)
Preferred Stock Dividend Requirements	—	—	—		—
Total Fixed Charges Plus Total Preferred Stock Dividends	1,386	7,810	20,838		22,095
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	35.0	3.0	—	(1)	—	(2)

(1)
Earnings were inadequate to cover fixed charges by $81.1 million for the year ended December 31, 2016.

(2)
Earnings were inadequate to cover fixed charges by $71.2 million for the year ended December 31, 2015.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (In thousands, except Ratio Data)